UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NORTH AMERICAN PALLADIUM LTD.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

656912102
(CUSIP Number)

November 30, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656912102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RBC Global Asset Management Inc. (“RBC GAM”)1

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[ ]
(b)[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	16,514,4202

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	16,514,4203

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		16,514,420

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11.	Percent of Class Represented by Amount in Row (9)		10.9%

12.	Type of Reporting Person (See Instructions)		FI

1  Effective November 1, 2010, RBC Asset Management Inc. and its affiliate Phillips, Hager & North Investment Management Ltd. have amalgamated and continued as one corporate entity, RBC Global Asset Management Inc.

2  As of November 30, 2010, the reporting person held warrants to purchase 3,440,000 shares of the issuer’s common stock.

3 See footnote 2.

Item 1.

(a)	Name of Issuer North American Palladium Ltd.

(b)	Address of Issuer’s Principal Executive Offices Royal Bank Plaza, South Tower 200 Bay Street, Suite 2350 Toronto, Ontario Canada

Item 2.

(a)	Name of Person Filing RBC Global Asset Management Inc.

(b)	Address of Principal Business Office or, if none, Residence RBC Centre 155 Wellington Street West, Suite 2300 Toronto, Ontario Canada M5V 3K7

(c)	Citizenship Canada

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 656912102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[X]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 16,514,420.4
(b)	Percent of class: 10.9%.
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 16,514,420
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 16,514,420
Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Accounts managed on a discretionary basis by RBC GAM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

 4  See footnote 2.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the bank is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2010

RBC GLOBAL ASSET MANAGEMENT INC.

/s/ Frank Lippa
Signature
Frank Lippa/Chief Financial Officer & Chief Operating Officer